UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

LiqTech International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

53632A 10 2

(CUSIP Number)

Norman H. Pessin

Brian Pessin

366 Madison Avenue, 14th Floor

New York, NY 10017

212-661-2670

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 53632A 10 2

1	NAME OF REPORTING PERSON

Norman H. Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,302,006
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,302,006
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 53632A 10 2

1	NAME OF REPORTING PERSON

Sandra F. Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,510,869
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,510,869
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,510,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 53632A 10 2

1	NAME OF REPORTING PERSON

Brian Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,034,635
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,034,635
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,034,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 53632A 10 2

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on October 2, 2015 (the “Filing”), by the Reporting Persons, as defined therein, relating to the common stock, par value $0.001 per share, of LiqTech International, Inc., a Nevada corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of the Filing in its entirety and replacing it with the following:

The aggregate purchase price of the 1,302,006 shares of Common Stock owned by Norman H. Pessin is approximately $1,128,199, including brokerage commissions. The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds. The aggregate purchase price of the 3,510,869 shares of Common Stock owned by Sandra F. Pessin is approximately $1,660,120, including brokerage commissions. The shares of Common Stock owned by Sandra F. Pessin were acquired with personal funds. The aggregate purchase price of the 2,034,635 shares of Common Stock owned by Brian Pessin is approximately $1,368,602, including brokerage commissions. The shares of Common Stock owned by Brian Pessin were acquired with personal funds.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of the Filing in its entirety and replacing it with the following:

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

The description of the Subscription Agreements in Item 6 below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of the Filing in its entirety and replacing it with the following:

The aggregate percentage of Shares reported owned by each Reporting Person named herein is based upon 43,229,264 shares of Common Stock issued and outstanding as of May 15, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2017.

(a)       The Reporting Persons may be deemed to beneficially own an aggregate of 6,847,510 shares of Common Stock. The Shares beneficially owned by the Reporting Persons represent approximately 15.8% of the outstanding shares of Common Stock. Norman H. Pessin owns 1,302,006 shares of Common Stock of the Issuer, constituting 3.0% of the outstanding shares thereof. Sandra F. Pessin owns 3,510,869 shares of Common Stock of the Issuer, constituting 8.1% of the outstanding shares thereof. Brian Pessin owns 2,034,635 shares of Common Stock of the Issuer, constituting 4.7% of the outstanding shares thereof.

5

CUSIP NO. 53632A 10 2

(b)       Norman H. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly. Sandra F. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly. Brian Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.

(c)       Other than the purchase of 3,000,000 Shares pursuant to the Subscription Agreements described in Item 4 and Item 6, the Reporting Persons have not made any additional transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or her pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of the Filing in its entirety and replacing it with the following:

On May 12, 2017, Brian Pessin and Sandra F. Pessin each entered into a Subscription Agreement with the Issuer (collectively, the “Subscription Agreements”). Pursuant to the Subscription Agreements, Brian Pessin and Sandra F. Pessin each purchased from the Issuer 1,000,000 shares and 2,000,000 shares, respectively, of Common Stock for a purchase price of $0.25 per share in a private placement. Each of the Issuer and the Subscribers (as defined in the Subscription Agreements) made customary representations and warranties.

On May 16, 2017, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated May 16, 2017, by and between Norman H. Pessin, Sandra F. Pessin and Brian Pessin.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian Pessin
Brian Pessin

Dated: May 16, 2017

6